                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*



                      Universal Compression Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   913431 10 2
                                 --------------
                                 (CUSIP Number)

                                 Curtis W. Huff
                         Weatherford International, Inc.
                        515 Post Oak Boulevard, Suite 600
                              Houston, Texas 77027
                                 (713) 693-4000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 23, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e),ss.240.13d-1(f) or ss.240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 20 Pages

                        Exhibit Index begins on page 20.

                                  SCHEDULE 13D


CUSIP NO.          9134341 10 2


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WEUS Holding, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)     [ ]

                                                                     (b)     [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          SC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                                    9,471,346 shares
          NUMBER OF        -----------------------------------------------------
           SHARES          8        SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                  9,773,528 shares
            EACH           -----------------------------------------------------
          REPORTING        9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                    13,750,000 shares
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    3,124,848 shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,244,874 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          67.7% (based upon the number of shares outstanding on October 20, 2000 and the number of shares to be issued by Universal in the Merger)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT



                               Page 2 of 20 Pages

                                  SCHEDULE 13D


CUSIP NO.          9134341 10 2


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Weatherford International, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      [ ]

                                                                    (b)      [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          SC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                                    9,471,346 shares
           NUMBER OF       -----------------------------------------------------
            SHARES         8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                 9,773,528 shares
             EACH          -----------------------------------------------------
           REPORTING       9        SOLE DISPOSITIVE POWER
            PERSON
             WITH                   13,750,000 shares
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    3,124,848 shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,244,874 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          67.7% (based upon the number of shares outstanding on October 20, 2000 and the number of shares to be issued by Universal in the Merger)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT



                               Page 3 of 20 Pages

ITEM 1. SECURITY AND ISSUER.

          This Statement on Schedule 13D relates to the beneficial ownership of shares of common stock, par value $0.01 per share ("Universal Common Stock"), of Universal Compression Holdings, Inc. ("Universal"). The address of Universal's principal executive offices is 4440 Brittmoore Road, Houston, Texas 77041.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This Statement on Schedule 13D is being filed by Weatherford International, Inc., a Delaware corporation ("Weatherford"), and WEUS Holding, Inc., a Delaware corporation and a wholly owned subsidiary of Weatherford ("WEUS") (each individually a "Reporting Person" and together, the "Reporting Persons"). Attached as Schedule I and Schedule II is information concerning the executive officers and directors of the Weatherford and WEUS, respectively, required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of Weatherford and WEUS. Except for Weatherford's control of WEUS, no corporation or other person is or may be deemed to be ultimately in control of Weatherford or WEUS.

         (b) The address of the principle offices of both Weatherford and WEUS is 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027.

         (c) Weatherford is a provider of equipment and services used for the drilling, completion and production of oil and natural gas wells. WEUS is a holding company.

         (d) During the last five years, neither of the Reporting Persons nor any of the persons listed in Schedule I and Schedule II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither of the Reporting Persons nor any of the persons listed in Schedule I or Schedule II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Weatherford and WEUS are Delaware corporations, and, except as otherwise noted, all persons named in Schedule I and Schedule II are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On October 23, 2000, each of the Reporting Persons entered into an Agreement and Plan of Merger (the "Merger Agreement") with Universal, Enterra Compression Company, a direct wholly



                               Page 4 of 20 Pages
owned subsidiary of WEUS ("Enterra"), and Universal Compression, Inc., a direct wholly owned subsidiary of Universal ("Merger Subsidiary"), providing, among other things, for the merger (the "Merger") of Enterra with and into Merger Subsidiary. In connection with the Merger Agreement and to induce Weatherford, WEUS and Enterra to enter into the Merger Agreement, (i) Universal and certain stockholders of Universal (the "Stockholders") entered into a Stockholders' Agreement (the "Stockholders' Agreement") with WEUS, dated as of October 23, 2000, relating to the voting of an aggregate of 5,494,874 shares of Universal Common Stock then owned by and thereafter acquired by the Stockholders (as well as shares of Universal Common Stock the holders thereof are obligated to vote in the same manner as the Stockholders), and (ii) Universal agreed pursuant to the terms of the Merger Agreement to enter into, at the effective time of the Merger, a Registration Rights Agreement with WEUS (the "Registration Rights Agreement") relating to the registration under the Securities Act of 1933, as amended, of shares of Universal Common Stock acquired by WEUS in the Merger or thereafter. Pursuant to the terms of the Merger Agreement and to induce Universal and Merger Subsidiary to enter into the Merger Agreement, (i) the Reporting Persons agreed to enter into, at the effective time of the Merger, a Voting Agreement with Universal (the "Voting Agreement") relating to the voting of certain shares of Universal Common Stock that WEUS has the right to vote, direct the vote of, or cause in any manner the voting of following the effective time of the Merger and (ii) Weatherford agreed to enter into, at the effective time of the Merger, a Transitional Services Agreement (the "Transitional Services Agreement") with Weatherford Global Compression Services, L.P., a subsidiary of Enterra (the "Partnership"), requiring Weatherford to provide certain services to the Partnership, and receive compensation therefor, following the effective time of the Merger. In addition, Weatherford, WEUS and Enterra entered into a Purchase Agreement (the "Purchase Agreement"), dated as of October 23, 2000, with General Electric Capital Corporation ("GE Capital") and Global Compression Services, Inc. ("Global") providing for the purchase by Enterra of the interests of Global in, among other things, the Partnerhsip immediately prior to the effective time of the Merger. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Merger Agreement, the Stockholders' Agreement, the Registration Rights Agreement, the Voting Agreement, the Transitional Services Agreement or the Purchase Agreement.

         The Merger Agreement contemplates that all of the outstanding shares of common stock of Enterra ("Enterra Common Stock") will be converted into the right to receive an aggregate of 13,750,000 shares of Universal Common Stock (the "Merger Consideration").

         Consummation of the Merger is subject to various conditions, including approval by the stockholders of Universal of the issuance of the Merger Consideration, refinancing of indebtedness of Universal and the Partnership, receipt of all regulatory approvals and expiration or termination of all waiting periods under the HSR Act and appropriate foreign regulations.

         For a description of the Merger Agreement, the Stockholders' Agreement, the Registration Rights Agreement, the Voting Agreement, the Transitional Services Agreement and the Purchase Agreement, see Item 4.



                               Page 5 of 20 Pages
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ITEM 4. PURPOSE OF TRANSACTION

THE MERGER AGREEMENT

         The Merger and the Merger Consideration

         As noted in Item 3, the Merger Agreement provides for the merger of Enterra with and into Merger Subsidiary, pursuant to which all outstanding shares of Enterra Common Stock will be converted into the right to receive the Merger Consideration. If the Merger is effected, each of the Reporting Persons will be deemed to acquire more than five percent of the outstanding shares of Universal Common Stock.

         No cash payments will be made to the Reporting Persons in consideration for the sale of the Enterra Common Stock.

         Appointment to the Board of Directors

         Pursuant to the terms of the Merger Agreement, the Board of Directors of Universal is required to take such action as is necessary so that immediately following the effective time of the Merger it will be comprised of eleven members, three of whom will be persons designated by WEUS (the "Weatherford Nominees"). One Weatherford Nominee will be appointed as a Class A director with a term of office expiring in 2001, one Weatherford Nominee will be appointed as a Class B director with a term of office expiring in 2002, and one Weatherford Nominee will be appointed as a Class C director with a term of office expiring in 2003. After such appointments, the Board of Directors of Universal shall cause the Weatherford Nominees, or any other persons nominated by WEUS in place of the Weatherford Nominees, to stand for election to the Board of Directors of Universal at Universal's next succeeding Annual Meeting of Stockholders following the expiration of their respective terms of office. At each Annual Meeting of Stockholders of Universal, the Board of Directors shall nominate the Weatherford Nominees whose term of office is then expiring (or such other Weatherford Nominees as are nominated by WEUS) to stand for election to the Board of Directors of Universal, and Universal shall support the election of such person.

         Additionally, the Merger Agreement provides that in the event WEUS ever directly or indirectly beneficially owns (including ownership by any affiliate of WEUS) in the aggregate less than 20% of the outstanding Universal Common Stock, the number of persons to be designated by WEUS shall be reduced to two persons, and if such ownership falls below 10% of the outstanding Universal Common Stock, the obligations of Universal and the rights of WEUS with respect to the designation and election of members to the Universal Board of Directors shall cease.

         Waiver of Section 203 of the Delaware General Corporation Law

         In the Merger Agreement, Universal represented to Weatherford, WEUS and Enterra that its Board of Directors had taken all actions necessary and appropriate to render the limitations on



                               Page 6 of 20 Pages
business combinations contained in Section 203 of the Delaware General Corporation Law inapplicable, as of the date of the Merger Agreement and at all times thereafter, to the Merger Agreement, the Stockholders' Agreement, the consummation of the Merger, the issuance to WEUS of Universal Common Stock at the effective time of the Merger, and the other transactions contemplated by the Merger Agreement and the Stockholders' Agreement.

THE STOCKHOLDERS' AGREEMENT

         Concurrently with the execution and delivery of the Merger Agreement and as a condition to WEUS', Weatherford's and Enterra's willingness to enter into the Merger Agreement, WEUS, Universal and the Stockholders entered into the Stockholders' Agreement. Pursuant to the Stockholders' Agreement, each Stockholder has agreed that it shall, and shall take any and all actions necessary to cause the Co-Investors (as defined therein) to, at any meeting of the stockholders of Universal (including, but not limited to, the Parent Stockholders' Meeting (as defined in the Merger Agreement)), and in any action by written consent of the stockholders of Universal in lieu of a meeting, vote all of the Pre-Merger Voting Shares (as defined herein) (a) in favor of all matters requiring the approval of the stockholders of Universal to consummate the Merger, including, but not limited to, the issuance of the shares of Universal Common Stock pursuant to the Merger, and the other transactions contemplated by the Merger Agreement, and (b) against any Takeover Proposal (as defined in the Merger Agreement) or any agreement, arrangement or transaction relating to any Takeover Proposal or required in order to implement the same or any action or agreement that, directly or indirectly, is inconsistent with the Merger Agreement or the transactions contemplated thereby or that is reasonably likely (i) to impede, interfere with, delay or postpone the Merger or the other transactions contemplated by the Merger Agreement, (ii) to result in a breach of any covenant, representation, warranty or any other obligation of Universal or Merger Subsidiary under the Merger Agreement, or (iii) to cause any conditions to the obligations of the parties under the Merger Agreement not to be fulfilled.

         At the date of the execution of the Stockholders' Agreement, the Pre-Merger Voting Shares consisted of 5,494,874 shares of Universal Common Stock, including (a) 3,124,848 shares of which the Stockholders were record owners, (b) 195,497 shares the Stockholders had the power to vote pursuant to a Voting Trust and (c) 2,174,529 shares the Stockholders had the power to cause other holders to vote pursuant to a Voting Agreement. In addition, the Pre-Merger Voting Shares include all other shares of capital stock or voting securities of Universal of which a Stockholder (x) is a direct or indirect beneficial owner as of the date of the Stockholders' Agreement, (y) becomes the direct or indirect beneficial owner after the date of the Stockholders' Agreement, including, but not limited to, shares or voting securities received pursuant to any stock splits, stock dividends or distributions, shares or voting securities acquired by purchase or upon the exercise, conversion, or exchange of any option, warrant, or convertible security or otherwise, and shares or voting securities received pursuant to any change in the capital stock of Universal by reason of any recapitalization, merger, reorganization, consolidation, combination, exchange of shares, or any transaction with like purpose or effect or (c) becomes able to vote, direct the vote of, or cause in any manner the voting



                               Page 7 of 20 Pages
of, which shares or other securities are not owned beneficially or of record solely by the Stockholders.

         During the term of the Stockholders' Agreement, the Stockholders have agreed not to directly or indirectly sell, convey or transfer record or beneficial ownership of any Pre-Merger Voting Shares, including the right to vote, cause the voting of, or influence the manner in which are voted the Pre-Merger Voting Shares, by any means whatsoever to any person or entity, without the prior written consent of WEUS unless such transferee agrees to be bound by the terms of the Stockholders' Agreement and executes and delivers the Stockholders' Agreement to WEUS.

         The Stockholders' Agreement will terminate (a) by the written mutual consent of the parties thereto or (b) automatically and without any required action by the parties thereto upon the earliest to occur of (i) the effective time of the Merger, (ii) the date on which the Merger Agreement is terminated, or (iii) April 1, 2001. In addition, any Stockholder may terminate the Stockholders' Agreement if Weatherford, WEUS, or Enterra breaches any representation, warranty, covenant or other agreement contained in the Merger Agreement that (A) would give rise to the failure of Weatherford, WEUS, or Enterra to satisfy any condition set forth in Section 8.2(a) of the Merger Agreement, and (B) cannot be or has not been cured within 45 days after the giving of written notice to Weatherford, WEUS, or Enterra of such breach (a "Material Breach") (provided that such Stockholder is not then in breach in any material respect of any obligation, covenant, or other agreement contained in the Stockholders' Agreement or in Material Breach of any representation or warranty contained in the Stockholders' Agreement. If, however, the Parent Stockholders' Meeting is scheduled to occur after the giving of notice of a Material Breach but before (i) the determination that such breach cannot be cured or (ii) expiration of the 45-day cure period, as applicable (the dates in (i) and (ii), the "Cure Deadline"), if necessary Universal will adjourn the Parent Stockholders' Meeting for such time as may be necessary so that such meeting shall not occur prior to the applicable Cure Deadline.

THE REGISTRATION RIGHTS AGREEMENT

         In connection with the Merger Agreement and to induce Weatherford and WEUS to enter into the Merger Agreement, Universal agreed to enter into a Registration Rights Agreement with WEUS at the effective time of the Merger pursuant to which WEUS will be entitled to require Universal to register at any time under the Securities Act of 1933 the shares of Universal Common Stock constituting the Merger Consideration and any shares of Universal Common Stock later acquired by WEUS. However, Universal will not be required to effect more than three such registrations. In addition, the Registration Rights Agreement will entitle WEUS to include shares of Universal Common Stock owned by it in a registration statement filed by Universal under the Securities Act of 1933. The registration rights granted to WEUS under the Registration Rights Agreement are subject to certain limitations described therein.



                               Page 8 of 20 Pages

THE VOTING AGREEMENT

         In connection with the Merger Agreement and to induce Universal and Merger Subsidiary to enter into the Merger Agreement, Weatherford and WEUS agreed to enter into the Voting Agreement with Universal at the effective time of the Merger. Pursuant to the terms of the Voting Agreement, WEUS will, and Weatherford will agree to cause WEUS to, on each matter presented for a vote at any duly convened meeting of the stockholders of Universal, and in any action by written consent of the stockholders of Universal in lieu of a meeting, vote all shares of Universal Common Stock in excess of 33 1/3% of the total shares of Universal Common Stock issued and outstanding (excluding any shares owned by any subsidiary of Universal) that WEUS has the right to vote, direct the vote of, or cause in any manner the voting of (collectively, the "Post-Merger Voting Shares"), in the same proportions as the shares of Universal Common Stock held by the public (excluding (a) shares directly or indirectly beneficially owned by Castle Harlan, Inc., Castle Harlan Partners III, L.P., Castle Harlan Offshore Partners III, L.P., Castle Harlan Affiliates III, L.P. and their affiliates (collectively, "Castle Harlan") and any shares subject to voting trusts, voting agreements or similar agreements for which John K. Castle serves as trustee or to which Castle Harlan or any of its affiliates is a party or of which any of them is a beneficiary and (b) shares directly or indirectly beneficially owned by Weatherford, WEUS or Weatherford's subsidiaries) are voted.

         The Voting Agreement will terminate (a) by the mutual written consent of the parties thereto, (b) automatically and without any required action by the parties thereto on the earlier of (i) the second anniversary of the effective time of the Merger or (ii) the date that Castle Harlan and its affiliates collectively own less that 5% of the issued and outstanding Universal Common Stock, or (c) on any earlier date that the shares of Universal Common Stock acquired by WEUS in the Merger represent less than 33 1/3% of the then outstanding shares of Universal Common Stock.

TRANSITIONAL SERVICES AGREEMENT

         In connection with the Merger Agreement, Weatherford agreed to enter into a Transitional Services Agreement with the Partnership pursuant to which Weatherford will provide certain services for a limited period of time to the Partnership for a fee following the effective time of the Merger. The services to be provided and the fees to be paid therefor will be mutually agreed to by Universal and Weatherford.



                               Page 9 of 20 Pages

THE PURCHASE AGREEMENT

         Concurrently with the execution of the Merger Agreement, Weatherford, WEUS and Enterra entered into a Purchase Agreement (the "Purchase Agreement") pursuant to which Enterra will, immediately prior to the effective time of the Merger, acquire from Global (a) all of the common shares owned by Global in Weatherford Global Compression Services, Ltd. ("Canada"), (b) Global's 35.64% limited partner interest in Weatherford Global Compression Services, L.P. (the "Limited Partnership"), and (c) Global's 36% membership interest in Weatherford Global Compression Holding, L.L.C. (the "General Partner") (collectively, the "Interests"). As a result of Enterra's purchase of the Interests from Global, Canada, the Limited Partnership and the General Partner will all become wholly owned subsidiaries of Enterra. The closing of Enterra's purchase of the Interests and the closing of the Merger are contingent upon one another.

         Either or both of the Reporting Persons may change any of its current intentions, acquire a beneficial interest in additional shares of Universal Common Stock, or take any other action with respect to Universal or any of its equity securities in any manner permitted by law. Reference is hereby made to Articles III through VIII of the Merger Agreement for a description of other transactions or events of the type described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

         Except as disclosed in this Item 4, neither of the Reporting Persons has any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The filing of this Statement on Schedule 13D shall not be construed as an admission by either of the Reporting Persons that, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, either of the Reporting Persons is the beneficial owner of the shares of Universal Common Stock to which this Statement on Schedule 13D relates.

         The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit A hereto, the Stockholders' Agreement, the full text of which is filed as Exhibit B hereto, the Form of Registration Rights Agreement, the full text of which is filed as Exhibit C hereto, the Form of Voting Agreement, the full text of which is filed as Exhibit D hereto, the Form of Transitional Services Agreement, the full text of which is filed as Exhibit E hereto, and the Purchase Agreement, the full text of which is filed as Exhibit F hereto. All such agreements are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Universal represented in the Merger Agreement that it had outstanding as of the close of business on October 20, 2000 an aggregate of 14,664,038 shares of Universal Common Stock. As of the date of this Schedule 13D, each Reporting Person may be deemed to beneficially own up to the number of shares and corresponding percentages of the outstanding shares of Universal



                               Page 10 of 20 Pages

Common Stock as is set forth on the cover page of this Schedule 13D. Such information is incorporated herein by reference.

         The aggregate 19,244,874 shares of Universal Common Stock that the Reporting Persons may be deemed to beneficially own include: (1) 13,750,000 shares of Universal Common Stock, which will represent approximately 48.4% of the outstanding shares of Universal Common Stock after the Merger, that WEUS will have the right to acquire at the effective time of the Merger as a result of the automatic conversion of the Enterra Common Stock into the right to receive such number of shares at the effective time; and (2) 5,494,874 shares of Universal Common Stock that are the Pre-Merger Voting Shares subject to the Stockholders' Agreement described in Item 4 above and which represent approximately 37.5% of the outstanding shares of Universal Common Stock as of October 20, 2000.

         (b) The number of shares of Universal Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for each Reporting Person is set forth on the cover pages of this Schedule 13D, and such information is incorporated herein by reference.

         Prior to the effective time of the Merger and during the term of the Stockholders' Agreement, the Reporting Persons will not have the sole power to vote any shares of Universal Common Stock, but may be deemed to have shared power to vote or direct the vote of up to 5,494,874 shares of Universal Common Stock that are Pre-Merger Voting Shares subject to the Stockholders' Agreement. The power to vote or direct the vote of the Pre-Merger Voting Shares is shared with those persons who are the record holders of such shares and those persons who have the right to vote such shares pursuant to voting arrangements with such persons.

         Prior to the effective time of the Merger and during the term of the Stockholders' Agreement, the Reporting Persons will not have the sole power to dispose of or to direct the disposition of any shares of Universal Common Stock, but may be deemed to have shared power to dispose of or to direct the disposition of up to 3,124,848 shares of Universal Common Stock that are Pre-Merger Voting Shares subject to the Stockholders' Agreement and that are owned of record by the Stockholders that are a party thereto. The power to dispose of or direct the disposition of such Pre-Merger Voting Shares is shared with the Stockholders.

         The information with respect to each person with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition of shares of Universal Common Stock prior to the effective time of the Merger is based solely upon the public filings of such persons and is incorporated herein by reference to the information included in Items 2, 5, 6 and Schedule I of the Schedule 13D with respect to Universal Common Stock filed on June 9, 2000 by Castle Harlan and the other reporting persons named therein (the "Castle Harlan 13D"), which Items and Schedule are filed as Exhibit G hereto. In addition, the two Voting Trust Agreements, the Voting Agreement and the First Amendment to Voting Agreement referred to therein are filed hereto



                               Page 11 of 20 Pages
as Exhibits H, I, J and K, respectively, and are incorporated herein by reference. References to the term "Shares" in Exhibit G hereto refer to shares of Universal Common Stock.

         After the Effective Time of the Merger and after termination of the Stockholders' Agreement, the Reporting Persons may be deemed to have the sole power to vote or direct the voting of up to 9,471,346 of the 13,750,000 shares of Universal Common Stock to be received in the Merger, which amount is equal to 33 1/3% of the shares of Universal Common Stock to be outstanding after the Merger. The Reporting Persons have agreed to vote the remainder of the 13,750,000 shares to be received in the Merger (4,278,654 shares, referred to in this Schedule 13D as the Post-Merger Voting Shares) in the same proportion as the Public Shares (as defined in the Voting Agreement) are voted, and therefore, may be deemed to share the power to vote or to direct the vote of such shares with the other holders of Public Shares. It is impracticable to provide the information required by Item 2 with respect to such stockholders.

         After the Effective Time of the Merger and after the termination of the Stockholders' Agreement, the Reporting Persons may be deemed to have the sole power to dispose of or direct the disposition of all 13,750,000 shares of Universal Common Stock acquired in connection with the Merger and will not share the power to dispose of or direct the disposition of such shares with any other person.

         (c) Not applicable.

         (d) The Reporting Persons do not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Pre-Merger Voting Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 3, Item 4, Item 5, the Merger Agreement, the Stockholders' Agreement, the Registration Rights Agreement, the Voting Agreement, the Transitional Services Agreement and the Purchase Agreement are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following are filed herewith as exhibits to this Schedule 13D:

                  A. Agreement and Plan of Merger, dated as of October 23, 2000, by and among Weatherford, WEUS, Enterra, Universal and Merger Subsidiary (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Universal (File No. 001-15843) and Merger Subsidiary (File No. 333-48279) filed on October 26, 2000).



                               Page 12 of 20 Pages

                  B. Stockholders' Agreement, dated as of October 23, 2000, by and among WEUS, Universal, Castle Harlan Partners III, Castle Harlan Offshore Partners III, L.P., Castle Harlan Affiliates III, L.P. and John K. Castle.

                  C. Form of Registration Rights Agreement between WEUS and Universal.

                  D. Form of Voting Agreement by and among Weatherford, WEUS and Universal.

                  E. Form of Transitional Services Agreement between Weatherford and Weatherford Global Compression Services, L.P.

                  F. Purchase Agreement, dated as of October 23, 2000, by and among Weatherford, WEUS, Enterra, Global and GE Capital.

                  G. Items 2, 5 and 6 and Schedule I of the Schedule 13D filed with the Securities and Exchange Commission with respect to Universal Common Stock on June 9, 2000 by Castle Harlan and the reporting persons named therein (the "Castle Harlan 13D").

                  H. Voting Trust Agreement, dated as of February 20, 1998 among Universal, the stockholders named therein, and John
                      K. Castle, as voting trustee (incorporated by reference to Exhibit 1 to the Castle Harlan 13D).

                  I. Voting Trust Agreement, dated as of December 1, 1998, among Universal, the stockholders named therein, and John
                      K. Castle, as voting trustee (incorporated by reference to Exhibit 2 to the Castle Harlan 13D).

                  J. Voting Agreement, dated as of February 20, 1998, among Universal, Castle Harlan Partners III and the Co-Investors named therein (incorporated by reference to Exhibit 3 to the Castle Harlan 13D).

                  K. First Amendment to Voting Agreement, dated as of May 19, 2000, among Universal, Castle Harlan Partners III and the Co-Investors named therein (incorporated by reference to Exhibit 4 to the Castle Harlan 13D).

                  L.  Joint Filing Agreement, dated as of November 2, 2000.



                               Page 13 of 20 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 2, 2000


                                       WEATHERFORD INTERNATIONAL, INC.

                                       By: /s/ Burt M. Martin
                                          -------------------
                                       Name: Burt M. Martin
                                       Title: Vice President - Legal

                                       WEUS HOLDING, INC.

                                       By: /s/ Burt M. Martin
                                          -------------------
                                       Name: Burt M. Martin
                                       Title: Assistant Secretary



                               Page 14 of 20 Pages

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                         WEATHERFORD INTERNATIONAL, INC.


         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Weatherford. Unless otherwise indicated below, each such person is a citizen of the United States of America and is an employee of Weatherford, and the business address of each such person is c/o Weatherford International, Inc., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                            Present Principal Occupation or Employment;
Name                                                      Business Address
----                                        -------------------------------------------
Bernard J. Duroc-Danner                     Chairman of the Board of Directors, President and Chief
                                            Executive Officer

Donald R. Galletly                          Senior Vice President - Communications and Investor
                                            Relations

Curtis W. Huff                              Chief Financial Officer, Executive Vice President, General
                                            Counsel and Secretary

E. Lee Colley, III                          Senior Vice President and President - Artificial Lift Systems

Bruce F. Longaker, Jr.                      Executive Vice President and President - Compression
                                            Services

Jon R. Nicholson                            Senior Vice President - Human Resources

Gary L. Warren                              Senior Vice President and President - Drilling & Intervention
                                            Services

Mark E. Hopmann                             Senior Vice President and President - Completion Systems

James N. Parmigiano                         Vice President - Operational Controller



                               Page 15 of 20 Pages

                                            Present Principal Occupation or Employment;
Name                                                      Business Address
----                                        -------------------------------------------
Lisa W. Rodriguez                           Vice President - Accounting, Controller and Assistant
                                            Treasurer

Burt M. Martin                              Vice President - Legal, Associate General Counsel and
                                            Assistant Secretary

James M. Hudgins                            Tax Director and Assistant Secretary

C. Paige DiMaggio                           Treasurer

Elizabeth N. Idom                           Assistant Treasurer

Philip Burguieres                           Director of Weatherford and Chief Executive Officer of EMC
                                            Holdings, LLC, a private energy investment firm 711 Louisiana,
                                            33rd Floor Houston, Texas 77002

David J. Butters                            Director of Weatherford and a Managing Director of Lehman
                                            Brothers Inc., an investment banking company
                                            Lehman Brothers Inc.
                                            3 World Financial Center
                                            200 Vesey Street, 11th Floor
                                            New York, New York 10285

Sheldon B. Lubar                            Director of Weatherford and Chairman of Lubar & Co., a
                                            private investment and management company
                                            Lubar & Co.
                                            700 North Water St., #1200
                                            Milwaukee, Wisconsin 53202

William Macaulay                            Director of Weatherford and Chairman and Chief Executive
                                            Officer of First Reserve Corporation, a corporation that
                                            manages various investment company funds
                                            First Reserve Corporation
                                            475 Steamboat Road
                                            Greenwich, Connecticut 06830



                               Page 16 of 20 Pages

                                            Present Principal Occupation or Employment;
Name                                                      Business Address
----                                        -------------------------------------------
Robert B. Millard                           Director of Weatherford and a Managing Director of Lehman
                                            Brothers Inc., an investment banking company
                                            Lehman Brothers Inc.
                                            3 World Financial Center
                                            200 Vesey Street, 11th Floor
                                            New York, New York 10285

Robert K. Moses, Jr.                        Director of Weatherford and a private investor, principally in the oil and gas exploration and oilfield services business in
                                            Houston, Texas
                                            Black Jack Resources, Inc.
                                            4544 Post Oak Place Dr., #320
                                            Houston, Texas 77027

Robert A. Rayne                             Director of Weatherford and an Executive Director of London
                                            Merchant Securities plc, a United Kingdom-listed public
                                            limited company engaged in property investment and
                                            development with major investments in leisure enterprises
                                            London Merchant Securities plc
                                            33 Robert Adam Street
                                            London W1M 5AH England
                                            Mr. Rayne is a citizen of the U.K.



                               Page 17 of 20 Pages

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                               WEUS HOLDING, INC.


         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of WEUS. Unless otherwise indicated below, each such person is a citizen of the United States of America, and the business address of each such person is c/o WEUS Holding, Inc., 515 Post Oak Boulevard, Suite 600, Houston, Texas 77027. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                            Present Principal Occupation or Employment;
Name                                                       Business Address
----                                        -------------------------------------------
George W. Ribble                            President and Director of WEUS and General Manager of
                                            Weatherford U.S., L.P.
                                            Weatherford U.S., L.P.
                                            202 Industrial Boulevard
                                            Houma, Louisiana 70363

James M. Hudgins                            Tax Director of WEUS and Tax Director & Assistant
                                            Secretary of Weatherford

Curtis W. Huff                              Executive Vice President of WEUS and Chief Financial
                                            Officer, Executive Vice President, General Counsel and
                                            Secretary of Weatherford

Peggy H. Matherne                           Secretary of WEUS and Administrative Assistant of
                                            Weatherford U.S., L.P.
                                            Weatherford U.S., L.P.
                                            202 Industrial Boulevard
                                            Houma, Louisiana 70363

Burt M. Martin                              Assistant Secretary of WEUS and Vice President - Legal,
                                            Associate General Counsel and Assistant Secretary of
                                            Weatherford



                               Page 18 of 20 Pages

                                            Present Principal Occupation or Employment;
Name                                                       Business Address
----                                        -------------------------------------------
Geoffrey K. Inose                           Director of WEUS and Tax Manager of Weatherford Canada
                                            Ltd.
                                            Weatherford Canada Ltd.
                                            2801 - 84th Avenue
                                            Edmonton, Alberta T6P1K1
                                            Canada
                                            Mr. Inose is a citizen of Canada.



                               Page 19 of 20 Pages

                                INDEX TO EXHIBITS

               EXHIBIT
               NUMBER                        DESCRIPTION
               -------                       -----------
                  A.       Agreement and Plan of Merger, dated as of October 23,
                           2000, by and among Weatherford, WEUS, Enterra,
                           Universal and Merger Subsidiary (incorporated by
                           reference to Exhibit 10.1 to the Current Report on
                           Form 8-K of Universal (File No. 001-15843) and Merger
                           Subsidiary (File No. 333-48279) filed on October 26,
                           2000).

                  B.       Stockholders' Agreement, dated as of October 23,
                           2000, by and among WEUS, Universal, Castle Harlan
                           Partners III, Castle Harlan Offshore Partners III,
                           L.P., Castle Harlan Affiliates III, L.P. and John K.
                           Castle.

                  C. Form of Registration Rights Agreement between WEUS and Universal.

                  D.       Form of Voting Agreement by and among Weatherford,
                           WEUS and Universal.

                  E.       Form of Transitional Services Agreement between
                           Weatherford and Weatherford Global Compression
                           Services, L.P.

                  F. Purchase Agreement, dated as of October 23, 2000, by and among Weatherford, WEUS, Enterra, Global and GE
                           Capital.

                  G. Items 2, 5 and 6 and Schedule I of the Schedule 13D filed with the Securities and Exchange Commission with respect to Universal Common Stock on June 9,
                           2000 by Castle Harlan and the reporting persons named therein (the "Castle Harlan 13D").

                  H. Voting Trust Agreement, dated as of February 20, 1998 among Universal, the stockholders named therein, and John K. Castle, as voting trustee (incorporated by reference to Exhibit 1 to the Castle Harlan 13D).

                  I. Voting Trust Agreement, dated as of December 1, 1998, among Universal, the stockholders named therein, and John K. Castle, as voting trustee (incorporated by reference to Exhibit 2 to the Castle Harlan 13D).

                  J. Voting Agreement, dated as of February 20, 1998, among Universal, Castle Harlan Partners III and the
                           Co-Investors named therein (incorporated by reference to Exhibit 3 to the Castle Harlan 13D).

                  K.       First Amendment to Voting Agreement, dated as of May
                           19, 2000, among Universal, Castle Harlan Partners III and the Co-Investors named therein (incorporated by reference to Exhibit 4 to the Castle Harlan 13D).

                  L.       Joint Filing Agreement, dated as of November 2, 2000.



                               Page 20 of 20 Pages